UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CYBERDEFENDER CORPORATION

 (Name of Issuer)

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

23248L107

 (CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 23248L107	13G	Page 2 of 6 Pages

(1)	NAMES OF REPORTING PERSONS Gary Guseinov

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	(5) SOLE VOTING POWER 2,388,575 shares

BENEFICIALLY OWNED BY	(6) SHARED VOTING POWER 2,543,575 shares

EACH REPORTING	(7) SOLE DISPOSITIVE POWER 2,388,575 shares

PERSON WITH	(8) SHARED DISPOSITIVE POWER 2,543,575 shares

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,543,575 shares

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.11%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23248L107	13G	Page 3 of 6 Pages

Item 1.

(a) Name of Issuer

CyberDefender Corporation (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

617 West 7th Street
Los Angeles, CA 90017

Item 2(a) Name of Person Filing

Gary Guseinove (the Reporting Person”).

Item 2(b) Address of Principal Business Office or, if none, Residence

c/o CyberDefender Corporation
617 West 7th Street
Los Angeles, CA 90017

Item 2(c) Citizenship

The Reporting Person is a citizen of the United States of America.

Item 2(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e) CUSIP Number

23248L107

Item 3.  If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 23248L107	13G	Page 4 of 6 Pages

Item 4.  Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

CUSIP No. 23248L107	13G	Page 5 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or otherwise influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23248L107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2012

/s/ Gary Guseinov
Gary Guseinov